UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

Common Shares, $0.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

William A. Ackman

Pershing Square Capital Management, L.P.

110 East 42nd Street, 18th Floor

New York, NY 10017

(212) 813-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Stephen Fraidin

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

April 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950590109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,563,500 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,563,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,563,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,167,804 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,167,804 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,167,804 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,029,798 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,029,798 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,029,798 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 138,006 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 138,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PS Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,533,381 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,533,381 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,381 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,533,381 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,533,381 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,381 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,533,381 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,533,381 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,381 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.10 stated value per share (the “Common Stock”), of Wendy’s International, Inc. , an Ohio corporation (referred to herein as the “Issuer”).  The name and address of the principal executive offices of the Issuer are P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio.

Item 2.	Identity and Background

This report on Schedule 13D (this “Report”) is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (collectively, the “Reporting Persons”): (1) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing GP”), (2) Pershing Square, L.P., a Delaware limited partnership (“Pershing I”), (3) Pershing Square II, L.P., a Delaware limited partnership (“Pershing II”), (4) Pershing Square Investment II, L.P., a Delaware limited partnership (“Investment Fund”) (3) Pershing Square Investment II GP, LLC, a Delaware limited liability company (“Investment Fund GP”), (4) Pershing Square Capital Management, L.P., a Delaware limited partnership (“International Manager”), (5) PS Management GP, LLC, a Delaware limited liability company (“International GP”), (6) Pershing Square International, Ltd., a limited partnership organized under the laws of the Cayman Islands (“International”), and (7) William A. Ackman, an individual.  The address of each of the Reporting Persons is: c/o Pershing Square Capital Management, L.P., 110 East 42nd Street, 18th Floor, New York, NY 10017.

Pershing I, Pershing II, Investment Fund and International are principally engaged in making investments in publicly held companies.

Pershing GP is principally engaged in the business of serving as the general partner of Pershing I and Pershing II.  Investment Fund GP is principally engaged in the business of serving as the general partner of the Investment Fund.  International GP is principally engaged in the business of serving as the general partner of International Manager.  International Manager is principally engaged in the business of acting as the investment manager of International.

William A. Ackman is the managing member of Pershing GP, Investment Fund GP, and International GP.

None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Pershing I, Pershing II, International and Investment Fund (referred to herein collectively as “Pershing”) obtained funds to make the purchases described below from capital contributions from their partners and working capital in the ordinary course of business. No funds were borrowed by Pershing in order to complete the transactions described herein.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock and options for the purposes described in this Item 4.   The Reporting Persons may cause the Pershing funds to make further acquisitions or dispositions of securities of the Issuer including Common Stock or derivative securities at any time.  The Reporting Persons acquired a 9.3% stake in the Issuer because of their belief that the market price of the Common Stock is substantially less than the intrinsic value of the Issuer on a per share basis.  Representatives of the Reporting Persons intend to meet with management and other representatives of the Issuer and may make one or more proposals with respect to potential changes in the operations, capital structure, or business strategy of the Issuer in an effort to enhance shareholder value.  These proposals may include, but would not be limited to, a proposal that the Issuer spin off one or more divisions of the Issuer, commence certain asset sales and refranchisings, initiate a restructuring which may include a conversion to a real estate investment trust, and/or a recapitalization of the Issuer.  The Reporting Persons may engage investment bankers, consultants, accountants, attorneys, or other advisors to assist it, and may contact other shareholders of the Issuer to discuss any and all of the above.  The Reporting Persons have no current intention of acquiring control of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer

Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for the Pershing I and Pershing II, Investment Fund, and International based on the holdings of each entity separately.  Aggregated information for direct and indirect beneficial ownership for Pershing I, Pershing II, Investment Fund and International is provided in paragraph (a)(ix) below.

(a)                                  (i) Pershing I directly beneficially owns (a) 3,848,791 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 181,007 shares of Common Stock, collectively representing 3.6% of the outstanding Common Stock of the Issuer.

(ii)Pershing II directly beneficially owns (a) 135,736 American-style call options to purchase Common Stock, all of which are immediately exercisable and (a) 2,270 shares of Common Stock, collectively representing 0.1% of the outstanding Common Stock of the Issuer.

(iii) International directly beneficially owns (a) 2,396,158 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 137,223  shares of Common Stock, collectively representing 2.2% of the outstanding Common Stock of the Issuer.

(iv) Investment Fund directly beneficially owns (a) 3,862,315 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) no shares of Common Stock, collectively representing 3.4% of the outstanding Common Stock of the Issuer.

(v) Pershing GP is the general partner of Pershing I and Pershing II, and accordingly may be deemed to indirectly beneficially all of the shares set forth in paragraphs (a)(i) and (ii) above owned by Pershing I and Pershing II.

(vi) International Manager is the investment manager of International, and International GP is the general partner of International Manager, and accordingly International Manager and International GP may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(iii) above.

(vii) Investment Fund GP is the general partner of Investment Fund, and accordingly may be deemed to indirectly beneficially all of the shares set forth in paragraphs (a)(iv) above owned by Investment Fund.

(viii) William A. Ackman is the managing member of Pershing GP, Investment Fund GP, and International GP, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraphs (a)(i), (ii), (iii) and (iv) above.

(ix) Collectively, each of the Reporting Persons may be deemed to (a) directly or indirectly beneficially own 10,243,000 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 320,500 shares of Common Stock, collectively representing 9.3% of the outstanding Common Stock of the Issuer.

(b)                                 Each of the Reporting Persons may be deemed to be a member of a “group” for purposes of Rule 13d-5, and as a result each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by Pershing.

(c)                                  The following transactions in the Issuer’s Common Stock were executed by each of the respective Reporting Persons identified in the tables below, in the 60 days prior to the date of this Report, as of the date and at the prices set forth below.  Each of the purchases of Common Stock set forth in the tables below were made in the open market.  Each of the sales of Common Stock set forth below were made to broker-dealers solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options from these broker-dealers.  Strike prices and expiration dates are not applicable with respect to purchases and sales of Common Stock.

Pershing Square, L.P. (Pershing I)

From 02-18-05 To 04-18-05

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Price	Amount	Transaction Type*

2/18/2005	Common Stock	1,247			37.89	$47,250	Purchase
2/18/2005	Common Stock	62,350			38.15	$2,378,441	Purchase
2/18/2005	Common Stock	62,350			38.03	$2,371,152	Purchase
2/22/2005	American-style Call Option to Purchase Common Stock	312,162	$30.19	2/22/07	10.67	$3,329,894	Purchase
2/22/2005	Common Stock	187,049			37.92	$7,092,935	Purchase
2/22/2005	Common Stock	(113,552)			37.74	$4,285,311	Sale
2/22/2005	Common Stock	(62,350)			37.74	$2,353,012	Sale
2/22/2005	Common Stock	(14,671)			37.74	$553,665	Sale
2/22/2005	Common Stock	(56,035)			37.74	$2,114,691	Sale
2/23/2005	Common Stock	62,350			37.43	$2,333,754	Purchase
2/24/2005	Common Stock	18,705			36.96	$691,369	Purchase
3/1/2005	Common Stock	29,454			38.26	$1,126,913	Purchase
3/2/2005	American-style Call Option to Purchase Common Stock	150,972	$31.00	2/20/07	10.29	$1,554,015	Purchase
3/2/2005	Common Stock	96,622			38.13	$3,684,593	Purchase
3/2/2005	Common Stock	(29,454)			38.18	$1,124,517	Sale
3/2/2005	Common Stock	(94,343)			38.18	$3,601,897	Sale
3/3/2005	American-style Call Option to Purchase Common Stock	301,943	$30.45	3/02/07	10.77	$3,251,232	Purchase
3/3/2005	Common Stock	(2,279)			38.07	$86,759	Sale
3/3/2005	Common Stock	(6,315)			38.07	$240,404	Sale
3/3/2005	Common Stock	(31,175)			38.07	$1,186,793	Sale
3/3/2005	Common Stock	(169,147)			38.07	$6,439,214	Sale
3/3/2005	Common Stock	(21,736)			38.07	$827,462	Sale
3/3/2005	Common Stock	(13,922)			38.07	$529,993	Sale
3/11/2005	American-style Call Option to Purchase Common Stock	284,606	$30.944	3/12/07	11.06	$3,148,454	Purchase
3/11/2005	American-style Call Option to Purchase Common Stock	142,303	$30.976	3/12/07	11.05	$1,573,103	Purchase
3/11/2005	Common Stock	(173,127)			38.68	$6,696,332	Sale
3/11/2005	Common Stock	(46,100)			38.68	$1,783,089	Sale
3/11/2005	Common Stock	(1,247)			38.68	$48,232	Sale
3/11/2005	Common Stock	(10,057)			38.68	$388,992	Sale
3/11/2005	Common Stock	(5,592)			38.72	$216,515	Sale
3/11/2005	Common Stock	(8,803)			38.72	$340,841	Sale
3/11/2005	Common Stock	(62,350)			38.72	$2,414,113	Sale
3/11/2005	Common Stock	(30,565)			38.72	$1,183,438	Sale
3/11/2005	Common Stock	(7,955)			38.72	$308,007	Sale
3/14/2005	Common Stock	30,194			39.24	$1,184,707	Purchase
3/15/2005	Common Stock	36,233			39.37	$1,426,540	Purchase
3/15/2005	Common Stock	23,914			39.33	$940,626	Purchase
3/16/2005	Common Stock	40,279			39.08	$1,574,115	Purchase

3/17/2005	Common Stock	12,078			38.86	$469,347	Purchase
3/18/2005	Common Stock	48,311			38.99	$1,883,578	Purchase
3/21/2005	Common Stock	3,804			39.38	$149,787	Purchase
3/21/2005	Common Stock	198,377			39.40	$7,816,014	Purchase
3/22/2005	American-style Call Option to Purchase Common Stock	904,362	$45.00	3/23/06	2.40	$2,174,991	Purchase
3/22/2005	Common Stock	332,729			39.99	$13,304,169	Purchase
3/22/2005	Common Stock	(332,729)			39.90	$13,275,450	Sale
3/22/2005	Common Stock	(29,016)			39.90	$1,157,700	Sale
3/28/2005	American-style Call Option to Purchase Common Stock	449,314	$31.20	9/27/06	10.60	$4,761,066	Purchase
3/28/2005	Common Stock	(169,361)			39.00	$6,604,862	Sale
3/28/2005	Common Stock	(3,804)			39.00	$148,351	Sale
3/28/2005	Common Stock	(36,233)			39.00	$1,413,041	Sale
3/28/2005	Common Stock	(23,914)			39.00	$932,615	Sale
3/28/2005	Common Stock	(30,194)			39.00	$1,177,527	Sale
3/28/2005	Common Stock	(40,279)			39.00	$1,570,829	Sale
3/28/2005	Common Stock	(48,311)			39.00	$1,884,067	Sale
3/28/2005	Common Stock	(12,078)			39.00	$471,026	Sale
3/28/2005	Common Stock	(10,750)			39.00	$419,236	Sale
4/6/2005	Common Stock	36,264			39.24	$1,422,822	Purchase
4/7/2005	Common Stock	4,911			39.11	$192,064	Purchase
4/14/2005	Common Stock	139,832			39.01	$5,454,734	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	135,761	$27.37	1/19/07	14.31	$1,942,360	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	135,761	$33.23	11/17/06	10.06	$1,365,335	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	135,761	$29.32	3/16/07	13.19	$1,790,009	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	135,761	$29.32	7/21/06	12.10	$1,642,966	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	135,761	$31.28	9/15/06	11.00	$1,493,262	Purchase

*                                         Each of the sales of Common Stock set forth above were made solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options.

Pershing Square International, Ltd. (International)

From 02-18-05 To 04-18-05

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Price	Amount	Transaction Type*

2/18/2005	Common Stock	709			37.89	$26,865	Purchase
2/18/2005	Common Stock	35,451			38.15	$1,352,335	Purchase
2/18/2005	Common Stock	35,451			38.03	$1,348,191	Purchase
2/22/2005	Common Stock	(11,126)			37.74	$419,881	Sale
2/22/2005	Common Stock	(69,107)			37.74	$2,608,012	Sale
2/22/2005	Common Stock	(35,451)			37.74	$1,337,877	Sale
2/22/2005	Common Stock	(8,880)			37.74	$335,120	Sale
2/22/2005	Common Stock	(15,082)			37.74	$569,176	Sale
2/22/2005	American-style Call Option to Purchase Common Stock	176,766	$30.19	2/22/07	10.67	$1,885,598	Purchase
2/22/2005	Common Stock	106,354			37.92	$4,032,965	Purchase

2/23/2005	Common Stock	35,451			37.43	$1,326,927	Purchase
2/24/2005	Common Stock	10,635			36.96	$393,088	Purchase
3/1/2005	Common Stock	85,791			38.26	$3,282,372	Purchase
3/2/2005	Common Stock	(76,762)			38.18	$2,930,677	Sale
3/2/2005	American-style Call Option to Purchase Common Stock	93,612	$31.00	2/20/07	10.29	$963,586	Purchase
3/2/2005	Common Stock	59,912			38.13	$2,284,690	Purchase
3/3/2005	Common Stock	(9,029)			38.07	$343,723	Sale
3/3/2005	Common Stock	(59,912)			38.07	$2,280,775	Sale
3/3/2005	Common Stock	(20,369)			38.07	$775,422	Sale
3/3/2005	Common Stock	(17,726)			38.07	$674,807	Sale
3/3/2005	Common Stock	(44,616)			38.07	$1,698,475	Sale
3/3/2005	American-style Call Option to Purchase Common Stock	187,225	$30.45	3/02/07	10.77	$2,015,983	Purchase
3/11/2005	Common Stock	(57,768)			38.68	$2,234,393	Sale
3/11/2005	Common Stock	(13,160)			38.68	$509,012	Sale
3/11/2005	Common Stock	(95,484)			38.68	$3,693,200	Sale
3/11/2005	Common Stock	(10,870)			38.72	$420,873	Sale
3/11/2005	Common Stock	(709)			38.72	$27,452	Sale
3/11/2005	Common Stock	(9,472)			38.72	$366,744	Sale
3/11/2005	Common Stock	(5,328)			38.72	$206,293	Sale
3/11/2005	Common Stock	(35,451)			38.72	$1,372,618	Sale
3/11/2005	Common Stock	(18,501)			38.72	$716,335	Sale
3/11/2005	Common Stock	(2,875)			38.72	$111,316	Sale
3/11/2005	American-style Call Option to Purchase Common Stock	205,447	$30.944	3/12/07	11.06	$2,272,757	Purchase
3/11/2005	American-style Call Option to Purchase Common Stock	102,723	$30.976	3/12/07	11.05	$1,135,562	Purchase
3/14/2005	Common Stock	18,722			39.24	$734,586	Purchase
3/15/2005	Common Stock	22,467			39.37	$884,555	Purchase
3/15/2005	Common Stock	14,828			39.33	$583,240	Purchase
3/16/2005	Common Stock	24,976			39.08	$976,070	Purchase
3/17/2005	Common Stock	7,489			38.86	$291,020	Purchase
3/18/2005	Common Stock	29,956			38.99	$1,167,942	Purchase
3/21/2005	Common Stock	2,359			39.38	$92,889	Purchase
3/21/2005	Common Stock	123,007			39.40	$4,846,451	Purchase
3/22/2005	Common Stock	(205,180)			39.90	$8,186,413	Sale
3/22/2005	Common Stock	(20,106)			39.90	$802,203	Sale
3/22/2005	American-style Call Option to Purchase Common Stock	563,215	$45.00	3/23/06	2.40	$1,354,532	Purchase
3/22/2005	Common Stock	205,180			39.98	$8,204,122	Purchase
3/28/2005	Common Stock	(102,901)			39.00	$4,013,007	Sale
3/28/2005	Common Stock	(2,359)			39.00	$91,998	Sale
3/28/2005	Common Stock	(22,467)			39.00	$876,184	Sale
3/28/2005	Common Stock	(14,828)			39.00	$578,273	Sale
3/28/2005	Common Stock	(18,722)			39.00	$730,134	Sale
3/28/2005	Common Stock	(24,976)			39.00	$974,032	Sale
3/28/2005	Common Stock	(29,956)			39.00	$1,168,246	Sale
3/28/2005	Common Stock	(7,489)			39.00	$292,061	Sale
3/28/2005	Common Stock	(7,760)			39.00	$302,630	Sale

3/28/2005	American-style Call Option to Purchase Common Stock	277,383	$31.20	9/27/06	10.60	$2,939,233	Purchase
4/6/2005	Common Stock	46,236			39.24	$1,814,074	Purchase
4/7/2005	Common Stock	3,089			39.11	$120,808	Purchase
4/14/2005	Common Stock	87,898			39.01	$3,428,831	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	87,251	$27.37	1/19/07	14.31	$1,248,318	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	87,251	$33.23	11/17/06	10.06	$877,475	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	87,251	$29.32	3/16/07	13.19	$1,150,404	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	87,251	$29.32	7/21/06	12.10	$1,055,903	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	87,251	$31.28	9/15/06	11.00	$959,691	Purchase

*                                         Each of the sales of Common Stock set forth above were made solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options.

Pershing Square II, L.P. (Pershing II)
From 02-18-05 To 04-18-05

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Price	Amount	Transaction Type*

2/18/2005	Common Stock	44			37.89	$1,667	Purchase
2/18/2005	Common Stock	2,199			38.15	$83,884	Purchase
2/18/2005	Common Stock	2,199			38.03	$83,627	Purchase
2/22/2005	Common Stock	(802)			37.74	$30,266	Sale
2/22/2005	Common Stock	(467)			37.74	$17,624	Sale
2/22/2005	Common Stock	(337)			37.74	$12,718	Sale
2/22/2005	Common Stock	(1,651)			37.74	$62,307	Sale
2/22/2005	Common Stock	(3,744)			37.74	$141,294	Sale
2/22/2005	Common Stock	(1,745)			37.74	$65,854	Sale
2/22/2005	American-style Call Option to Purchase Common Stock	11,072	$30.19	2/22/07	10.67	$118,107	Purchase
2/22/2005	Common Stock	6,597			37.92	$250,160	Purchase
2/23/2005	Common Stock	2,199			37.43	$82,308	Purchase
2/24/2005	Common Stock	660			36.96	$24,395	Purchase
3/1/2005	Common Stock	1,055			38.26	$40,364	Purchase
3/2/2005	Common Stock	(1,055)			38.18	$40,279	Sale
3/2/2005	Common Stock	(454)			38.18	$17,333	Sale
3/2/2005	Common Stock	(2,932)			38.18	$111,940	Sale
3/2/2005	American-style Call Option to Purchase Common Stock	5,416	$31.00	2/20/07	10.29	$55,749	Purchase
3/2/2005	Common Stock	3,466			38.13	$132,173	Purchase
3/3/2005	Common Stock	(534)			38.07	$20,329	Sale
3/3/2005	Common Stock	(449)			38.07	$17,093	Sale
3/3/2005	Common Stock	(2,199)			38.07	$83,713	Sale
3/3/2005	Common Stock	(1,099)			38.07	$41,838	Sale
3/3/2005	Common Stock	(4,493)			38.07	$171,043	Sale
3/3/2005	American-style Call Option to Purchase Common Stock	10,832	$30.45	3/02/07	10.77	$116,636	Purchase
3/11/2005	Common Stock	(676)			38.68	$26,147	Sale
3/11/2005	Common Stock	(604)			38.68	$23,362	Sale

3/11/2005	Common Stock	(6,597)			38.68	$255,164	Sale
3/11/2005	Common Stock	(44)			38.68	$1,702	Sale
3/11/2005	Common Stock	(136)			38.68	$5,260	Sale
3/11/2005	Common Stock	(343)			38.72	$13,281	Sale
3/11/2005	Common Stock	(269)			38.72	$10,415	Sale
3/11/2005	Common Stock	(2,199)			38.72	$85,142	Sale
3/11/2005	Common Stock	(934)			38.72	$36,163	Sale
3/11/2005	Common Stock	(284)			38.72	$10,996	Sale
3/11/2005	American-style Call Option to Purchase Common Stock	9,947	$30.944	3/12/07	11.06	$110,039	Purchase
3/11/2005	American-style Call Option to Purchase Common Stock	4,974	$30.976	3/12/07	11.05	$54,986	Purchase
3/14/2005	Common Stock	1,084			39.24	$42,532	Purchase
3/15/2005	Common Stock	1,300			39.37	$51,183	Purchase
3/15/2005	Common Stock	858			39.33	$33,748	Purchase
3/16/2005	Common Stock	1,445			39.08	$56,471	Purchase
3/17/2005	Common Stock	433			38.86	$16,826	Purchase
3/18/2005	Common Stock	1,733			38.99	$67,567	Purchase
3/21/2005	Common Stock	137			39.38	$5,395	Purchase
3/21/2005	Common Stock	7,116			39.40	$280,369	Purchase
3/22/2005	Common Stock	(12,091)			39.90	$482,415	Sale
3/22/2005	Common Stock	(878)			39.90	$35,031	Sale
3/22/2005	American-style Call Option to Purchase Common Stock	32,423	$45.00	3/23/06	2.40	$77,977	Purchase
3/22/2005	Common Stock	12,091			39.99	$483,459	Purchase
3/28/2005	Common Stock	(6,238)			39.00	$243,274	Sale
3/28/2005	Common Stock	(137)			39.00	$5,343	Sale
3/28/2005	Common Stock	(1,300)			39.00	$50,698	Sale
3/28/2005	Common Stock	(858)			39.00	$33,461	Sale
3/28/2005	Common Stock	(1,084)			39.00	$42,275	Sale
3/28/2005	Common Stock	(1,445)			39.00	$56,353	Sale
3/28/2005	Common Stock	(1,733)			39.00	$67,585	Sale
3/28/2005	Common Stock	(433)			39.00	$16,886	Sale
3/28/2005	Common Stock	(376)			39.00	$14,664	Sale
3/28/2005	American-style Call Option to Purchase Common Stock	16,303	$31.20	9/27/06	10.60	$172,751	Purchase
4/14/2005	Common Stock	2,270			39.01	$88,551	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	4,525	$27.37	1/19/07	14.31	$64,740	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	4,525	$33.23	11/17/06	10.06	$45,507	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	4,525	$29.32	3/16/07	13.19	$59,662	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	4,525	$29.32	7/21/06	12.10	$54,761	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	4,525	$31.28	9/15/06	11.00	$49,771	Purchase

*                                         Each of the sales of Common Stock set forth above were made solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options.

Pershing Square Investment II, L.P.
From 02-18-05 To 04-18-05

Trade Date	Security	Quantity	Strike Price	Expiration Date	Unit Price	Amount	Transaction Type*

3/29/2005	Common Stock	58,000			38.88	$2,255,104	Purchase
3/29/2005	Common Stock	201,800			39.09	$7,889,129	Purchase
3/31/2005	Common Stock	138,200			39.08	$5,400,552	Purchase
4/1/2005	Common Stock	(201,800)			39.15	$7,900,140	Sale
4/1/2005	Common Stock	(138,200)			39.15	$5,410,304	Sale
4/1/2005	Common Stock	(58,000)			39.15	$2,270,605	Sale
4/18/2005	American-style Call Option to Purchase Common Stock	772,463	$27.37	1/19/07	14.31	$11,051,783	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	772,463	$33.23	11/17/06	10.06	$7,768,583	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	772,463	$29.32	3/16/07	13.19	$10,184,925	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	772,463	$29.32	7/21/06	12.10	$9,348,270	Purchase
4/18/2005	American-style Call Option to Purchase Common Stock	772,463	$31.28	9/15/06	11.00	$8,496,475	Purchase

*                                         Each of the sales of Common Stock set forth above were made solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options.

Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, buying, selling, transferring or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 -  Schedule 13D Joint Filing Agreement, dated April 26, 2005 by and among Pershing I, Pershing II, Investment Fund, International, Investment Fund GP, International Manager and International Manager GP and William A. Ackman.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2005

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II, L.P.

By: Pershing Square Investment II GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: April 26, 2005

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

1

PERSHING SQUARE INVESTMENT II GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II, L.P.

By: Pershing Square Investment II GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

2

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

3